51-102F3
Material Change Report

Item 1 Name and Address of Company

Westbridge Energy Corporation
(formerly Portrush Petroleum Corp.)
Suite 200 – 1687 West Broadway
Vancouver, B.C. Canada V6J 1X2

Item 2 Date of Material Change

December 11, 2009

Item 3 News Release

News Release announcing the material change referred to in this report was issued on December 10, 2009

Item 4 Summary of Material Change

Effective on the opening on December 11, 2009, the Company began trading on the TSX Venture Exchange under the symbol WEB, the effective date of a name change and consolidation of the Company's share capital on a ten old for one new basis. As part of the reorganization, the Company's bank loan will be retired through the sale of its 10% interest in the Mission River property which secures the loan.

Item 5 Full Description of Material Change

The directors have determined to proceed with the share consolidation approved by shareholders at the Company's Annual Special General meeting held May 29, 2009 on the basis of ten (10) shares of Portrush Petroleum Corp. for one (1) share of Westbridge Energy Corporation. No fractional shares will be issued. Trading on the TSX Venture Exchange under the symbol WEB will commence at the open on December 11, 2009.

The Company has negotiated the retirement of its outstanding bank loan with the Houston based Texas Community Bank through the sale of its 10% interest in the Mission River property which secures the loan. The retirement of the bank loan will improve the Company's balance sheet but result in further reductions in revenue as a result of the sale of the Mission River project. The Company continues to investigate new financing and investment opportunities and it is management's opinion that the reorganization will enable the Company to attract new investors.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7 **Omitted Information**

No information has been omitted on the basis that it is confidential information.

Item 8 **Executive Officer**

For further information, please contact Martin Cotter at 866 939 2555

Item 9 **Date of Report**

December 21, 2009